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                                    UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                     SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                              ATRIA COMMUNITIES, INC.
                                 (Name of Issuer)


                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)


                                    049905102
                                 (CUSIP Number)

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                                    Jill Force
                      Senior Vice President and General Counsel
                                   Vencor, Inc.
                                  3300 Aegon Center
                              400 West Market Street
                              Louisville, Kentucky  40202
                               Telephone:  (502) 596-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                 September 15, 1998
               (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and four copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 049905102                     13D                 Page 2 of 10 Pages

1         NAMES OF REPORTING PERSONS
          IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Vencor, Inc. (formerly known as Vencor Healthcare, Inc.)         61-1323993

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [ ]
          (b)  [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A (see Item 3)


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF          7    SOLE VOTING POWER
 SHARES                   -0-
BENEFICIALLY
 OWNED BY          8    SHARED VOTING POWER
 EACH                     1,234,568
REPORTING
 PERSON            9    SOLE DISPOSITIVE POWER
  WITH:                   -0-

                   10   SHARED DISPOSITIVE POWER
                          1,234,568

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,234,568 shares of Common Stock, par value $.10 per share


12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.9%

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

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CUSIP NO. 049905102                     13D                 Page 3 of 10 Pages

1         NAMES OF REPORTING PERSONS
          IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Vencor Holdings, L.L.C.                                          52-2097879

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [ ]
          (b)  [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A (see Item 3)


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]



6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware




NUMBER OF          7    SOLE VOTING POWER
 SHARES                 -0-
BENEFICIALLY
 OWNED BY          8    SHARED VOTING POWER
  EACH                  1,234,568
REPORTING
 PERSON            9    SOLE DISPOSITIVE POWER
  WITH:                 -0-

                   10   SHARED DISPOSITIVE POWER
                        1,234,568

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,234,568 shares of Common Stock, par value $.10 per share


12        CHECK BOX IF THE AGGREGATE AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.9%


14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO (limited liability company)

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CUSIP NO. 049905102                     13D                 Page 4 of 10 Pages

ITEM 1.  SECURITY AND ISSUER

         The  class  of  equity  securities  to which this Statement  on
Schedule 13D relates is the Common Stock, par value $.10 per share (the "Atria Common Stock"), of Atria Communities, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 501 South Fourth Avenue, Suite 140, Louisville, Kentucky 40202.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) The reporting entities under this Form 13D are Vencor, Inc. (formerly known as Vencor Healthcare, Inc.), a Delaware corporation (the "Company" or "Vencor"), and Vencor Holdings, L.L.C., a wholly-owned subsidiary of the Company and a Delaware limited liability company ("Vencor Holdings"). The Company is one of the largest providers of long-term healthcare services in the United States. The Company provides healthcare services throughout a network of facilities across the United States, including long-term hospital care, nursing care, acute cardiopulmonary care, sub-acute and post-operative care, inpatient and outpatient rehabilitation therapy, specialized care of Alzheimer's disease, hospice care, home healthcare, and pharmacy services. Vencor Holdings was formed by the Company for the sole purpose of holding the Atria Common Stock.

         (b) The address of the Company's and Vencor Holdings' principal business and office is 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202.

         (c) The name, business address, and principal occupation or employment of each director and executive officer of the Company are set forth in the table below.

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                                      OFFICE AND
        NAME                      PRINCIPAL OCCUPATION              BUSINESS ADDRESS


W. Bruce Lunsford          Chairman of the Board, President and     3300 Aegon Center
                           Chief Executive Officer of Vencor        400 West Market Street
                                                                    Louisville, KY 40202


Richard A. Schweinhart     Chief Financial Officer and Senior       3300 Aegon Center
                           Vice President of Vencor                 400 West Market Street
                                                                    Louisville, KY 40202


Michael R. Barr            Chief Operating Officer and Execu-       3300 Aegon Center
                           ive Vice President of Vencor             400 West Market Street
                                                                    Louisville, KY 40202


Jill L. Force              Senior Vice President and General        3300 Aegon Center
                           Counsel of Vencor                        400 West Market Street
                                                                    Louisville, KY 40202


James H. Gillenwater, Jr.  Senior Vice President, Planning and      3300 Aegon Center
                           Development of Vencor                    400 West Market Street
                                                                    Louisville, KY 40202


Richard A. Lechleiter      Vice President of Finance and Corpo-     3300 Aegon Center
                           rate Controller of Vencor                400 West Market Street
                                                                    Louisville, KY 40202


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CUSIP NO. 049905102                     13D                 Page 5 of 10 Pages


Ulysses L. Bridgeman, Jr.  President of Bridgeman Foods, Inc., a    12910 Shelbyville Road
                           franchisee of Wendy's Old Fashioned      Suite 104
                           Hamburger Restaurants; Director of       Louisville, KY 40243
                           Vencor


Elaine L. Chao             Distinguished Fellow of The Heritage     214 Massachusetts Avenue, N.E.
                           Foundation; Director of Vencor           Washington, DC 20002-4999


Donna R. Ecton             Former Chief Operating Officer of        5602 East Via Buena Vista
                           PETsMART, Inc., a pet supplies re-       Paradise Valley, AZ 85253
                           tailer; Director of Vencor


Stanley C. Gault           Retired Chairman and Chief Executive     Rubbermaid Incorporated
                           Officer of the Goodyear Tire & Rub-      1147 Akron Road
                           ber Company; Director of Vencor          Wooster, OH 44691-6000


William H. Lomicka         President of Mayfair Capital, Inc., a    2510 Aegon Center
                           private investment firm; Director of     400 West Market Street
                           Vencor                                   Louisville, KY  40202


R. Gene Smith              Chairman of the Board of Taco Tico,       3600 National City Tower
                           Inc., an operator of Mexican fast-food    101 South Fifth Street
                           restaurants; Managing General Partner     Lousville, KY 40202
                           of Direct Programming Services, a
                           marketer of direct broadcast satellite
                           television services since 1993; Direc-
                           tor and Vice Chairman of Vencor




          The name, business address, and principal occupation or employment of each manager and executive officer of Vencor Holdings are set forth in the table below.



                                      OFFICE AND
        NAME                      PRINCIPAL OCCUPATION              BUSINESS ADDRESS


Michael R. Barr            Member of Board of Managers, Chief       3300 Aegon Center
                           Operating Officer and Executive Vice     400 West Market Street
                           President of Vencor Holdings. Mr.        Louisville, KY 40202
                           Barr's principal occupation is Chief
                           Operating Officer and Executive Vice
                           President of Vencor



Jill L. Force              Senior Vice President and General        3300 Aegon Center
                           Counsel of Vencor Holdings. Ms.          400 West Market Street
                           Force's principal occupation is Senior   Louisville, KY 40202
                           Vice President and General Counsel
                           of Vencor

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CUSIP NO. 049905102                     13D                 Page 6 of 10 Pages


James H. Gillenwater, Jr.  Senior Vice President of Planning and    3300 Aegon Center
                           Development of Vencor Holdings.          400 West Market Street
                           Mr. Gillenwater's principal occupation   Louisville, KY 40202
                           is Senior Vice President, Planning and
                           Development of Vencor


Richard A. Lechleiter      Vice President of Finance and Corpo-     3300 Aegon Center
                           rate Controller of Vencor Holdings.      400 West Market Street
                           Mr. Lechleiter's principal occupation    Louisville, KY 40202
                           is Vice President of Finance and Cor-
                           porate Controller of Vencor


W. Bruce Lunsford          Chairman of the Board, President and     3300 Aegon Center
                           Chief Executive Officer of Vencor        400 West Market Street
                           Holdings.  Mr. Lunsford's principal      Louisville, KY 40202
                           occupation is Chairman of the Board,
                           President and Chief Executive Officer
                           of Vencor


         (d) Each of the above listed directors and executive officers of Vencor and Vencor Holdings is a United States citizen.

         (e) Neither the Company nor Vencor Holdings nor any of the above listed directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. Neither the Company nor Vencor Holdings nor any of the above listed directors and executive officers has ever been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Company received the Atria Common Stock in connection with an Agreement and Plan of Reorganization, dated as of April 30, 1998 (the "Reorganization Agreement"), between the Company and Ventas, Inc. (formerly known as Vencor, Inc.), a Delaware corporation and former parent of the Company ("Ventas"), and a Distribution Agreement, dated as of April 30, 1998, between the Company and Ventas, pursuant to which Ventas effected a corporate restructuring and distributed the common stock of the Company to the stockholders of Ventas on a pro-rata basis. The Company transferred the Atria Common Stock to Vencor Holdings in connection with the Reorganization Agreement.


ITEM 4.  PURPOSE OF TRANSACTION

         The Company and Vencor Holdings acquired the Atria Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         On April 19, 1998, the Issuer, Kapson Senior Quarters Corp. ("Kapson"), an affiliate of Lazard Freres Real Estate Investors L.L.C., and KA Acquisition Corp., a wholly owned subsidiary of Kapson, signed an Agreement

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CUSIP NO. 049905102                     13D                 Page 7 of 10 Pages


and Plan of Merger (the "Merger Agreement") under which Kapson would acquire the Issuer in a transaction valued at $750 million. The transactions contemplated by the Merger Agreement were consummated on September 15, 1998. Pursuant to the Merger Agreement, the Company received $20.25 per share in cash for 8,765,432 shares or approximately 88% of its Atria Common Stock (approximately $177.5 million) and retained the remaining shares of Atria Common Stock after the merger.

         Regarding the Atria Common Stock that was not sold to Kapson pursuant to the Merger Agreement, the Company and Vencor Holdings intend to continue to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Company will take such actions in the future as the Company may deem appropriate in light of the circumstances existing from time to time.

         As of the date of this statement, neither the Company nor Vencor Holdings has plans or proposals with respect to the Issuer that could relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that as a result of the consummation of the Merger Agreement: (i) Kapson agreed to cause one member of the Issuer's board of directors to be a person designated by Vencor who is reasonably acceptable to Kapson; and (ii) the registration of the Issuer's Common Stock was terminated pursuant to Section 12(g)(4) of the Act and is no longer quoted in an inter-dealer quotation system.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On April 30, 1998, the Company received 10,000,000 shares of Atria Common Stock pursuant to the Reorganization Agreement, representing approximately 43% of the total number of shares outstanding. On April 30, 1998, the Company transferred its shares of Atria Common Stock to Vencor Holdings. On September 15, 1998, the closing of the transactions contemplated by the Merger Agreement occurred in New York, New York and Vencor Holdings disposed of 8,765,432 shares of Common Stock of the Issuer for a price of $20.25 per share. As of September 15, 1998, the Company and Vencor Holdings share the power to vote or to direct the vote and share the power to dispose or direct the disposition of their remaining 1,234,568 shares of the Issuer, constituting 11.9% of the total number of shares outstanding.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in Item 7, neither the Company nor Vencor Holdings is party to any contract, arrangement, understanding or relationship with respect to the Atria Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Agreement and Plan of Merger, dated April 19, 1998, among the Issuer, Kapson Senior Quarters Corp., an affiliate of Lazard Freres Real Estate Investors L.L.C., and KA Acquisition Corp., a wholly-owned subsidiary of Kapson (filed as Exhibit 99.1 to the Issuer's Form 8-K, filed April 24, 1998 and incorporated herein by reference).

         (b) Agreement and Plan of Reorganization, dated April 30, 1998, among the Company and Ventas, Inc. (filed as Exhibit 10.1 to the Company's Registration Statement on Form 10 dated April 28, 1998 and incorporated herein by reference).

         (c) Joint Filing Agreement between Vencor, Inc. and Vencor Holdings, L.L.C.

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CUSIP NO. 049905102                     13D                 Page 8 of 10 Pages


                                      SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 14, 1998                VENCOR, INC.



                                        By:/S/JAMES H. GILLENWATER, JR.
                                             James H. Gillenwater, Jr.
                                             Senior Vice President





                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 14, 1998                VENCOR HOLDINGS, L.L.C.



                                        By:/S/ JAMES H. GILLENWATER, JR.
                                             James H. Gillenwater, Jr.
                                             Senior Vice President

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CUSIP NO. 049905102                     13D                 Page 9 of 10 Pages


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                                    EXHIBIT INDEX


 EXHIBIT                             DESCRIPTION                                               PAGE NO.


  (a)     Agreement and Plan of Merger, dated April 19, 1998, among the Issuer, Kapson
          Senior Quarters Corp., an affiliate of Lazard Freres Real Estate Investors
          L.L.C., and KA Acquisition Corp., a wholly-owned subsidiary of Kapson (filed as
          Exhibit 99.1 to the Issuer's Form 8-K, filed April 24, 1998 and incorporated herein by reference).

  (b)     Agreement and Plan of Reorganization, dated April 30, 1998, among the Company and Ventas, Inc. (filed as Exhibit 10.1 to the Company's Registration Statement
          on Form 10 dated April 28, 1998 and incorporated herein by reference).

  (c)     Joint Filing Agreement between Vencor, Inc. and Vencor Holdings, L.L.C.                  10




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CUSIP NO. 049905102                     13D                 Page 10 of 10 Pages

                                                               EXHIBIT C

                                JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k), under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including the amendments thereto) with respect to the common stock, $.10 par value per share of Atria Communities, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto execute this Joint Filing Agreement as of the 14TH day of October, 1998.

                                        VENCOR, INC.



                                        By:/S/ JAMES H. GILLENWATER, JR.
                                             James H. Gillenwater, Jr.
                                             Senior Vice President



                                        VENCOR HOLDINGS, L.L.C.



                                        By:/S/ JAMES H. GILLENWATER, JR.
                                             James H. Gillenwater, Jr.
                                             Senior Vice President





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